DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED

2007 JUN 12 A 8: 05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No: 82-34989

07024375

1st June 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 20th April to 30 May 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Guy Johnson
Company Secretary

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

T:\Word\Sarah\Debs PLC May 2006\SEC\L-USA - Guy.DOC

RECEIVED

2007 JUN 12 A 8:05

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	TYPE OF FILING	DATE FILED WITH SEC
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 01/05/2007

RNS Number:8842V
Debenhams plc
01 May 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Debenhams Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26th April 2007
6. Date on which issuer notified:	30th April 2007
7. Threshold(s) that is/are crossed or reached:	Below 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting	Number of	Number of voting rights	% of voting rights

	Rights	shares				
		Direct	Direct	Indirect	Direct	Indirect
GB00B126KH97	52,348,748 52,348,748	N/A	N/A	41,320,750	N/A	4.81%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,320,750	4.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 41,320,750 (4.81%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Guy Johnson, Company Secretary, Debenhams plc
15. Contact telephone number: 020 7408 3529

END
HOLILFESERILIID

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 08/05/2007

RNS Number:2492W
Debenhams plc
08 May 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc
2. Reason for the notification
An acquisition or disposal of voting rights
3. Full name of person(s) subject to the notification obligation:

Bestinver Gestion, S.A.

4. Full name of shareholcer(s) (if different from 3):

Bestinver Internacional, F.I. 12,852,447
Bestinfond F.I. 9,512,424
Soixa SICAV 2,480,663
Bestinver Mixto Internacional FI 603,745
Texrenta Inversiones SICAV 471,086
Bestinver Renta, F.I. 232,500
Corfin Inversiones S.I.C.A.V. 213,229
Rodaon Inversiones, SICAV 177,551
Tibest Cinco, SICAV, SA 155,493
Invers.En Bolsa Siglo XXI,SICAV 145,931
Aton Inversiones SICAV, SA 106,349
Tigris Inversiones, SICAV, SA 100,117
Mercadel de Valores SICAV, SA 95,097
H202 Inversiones SICAV 95,092
Entrecar Inversiones, SICAV, SA 76,056
Pasgom Inversiones, SICAV 74,479
Divalsa de Inversiones SICAV, SA 73,856
Eurodolar Inversion, SICAV 71,867
Acciones, Cup.Y Obli.Segovianas 61,481
Zamarron SICAV 61,451
Cartera Millenium SICAV 56,039
Campo de Oro, SICAV 47,211
Draco Inversiones, SICAV 46,590
Linker Inversiones, SICAV, SA 45,292
Heldalin Inversiones SICAV 33,077
Opec Inversiones, SICAV 31,358
Tawarzar 2-S2 SICAV 27,329
Iberfama SICAV, S.A. 21,901

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

26/4/07

6. Date on which issuer notified:

8/5/07

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of shares : 27,969,711. % of share capital 3.26%

B: Financial Instruments

N/A

Total A +B

Number of shares 27,969,711. % of share capital 3.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFVRETITIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Director/PDMR Shareholding

Released: 09/05/2007

RNS Number:3400W
Debenhams plc
09 May 2007

NOTIFICATION OF INTERESTS OF PDMRs AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of PDMR

Michael Sharp

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Michael Sharp

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Baroness Employee Limited Partnership - 13,226,985 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The distribution by Baroness Employee Limited Partnership of 13,226,985 shares to employees of the Debenhams Group and the Debenhams Retail Employee Trust 2004, of which 5,250,000 shares have been distributed to Michael Sharp, a director of Debenhams plc.

The exercise by Michael Sharp of an option under the Debenhams Employee Option Plan over 60,758 shares.

Michael Sharp has not sold any of the shares distributed to him today by Baroness Employee Limited Partnership or acquired under the option exercise.

7. Number of shares / amount of stock acquired

5,310,758 shares by Michael Sharp.

8. Percentage of issued class

0.62% re Michael Sharp

9. Number of shares/amount of stock disposed

13,226,985 by Baroness Employee Limited Partnership

10. Percentage of issued class

1.54%

11. Class of security

Ordinary Shares

12. Price per share

0.01p

13. Date of transaction

9th May 2007

14. Date company informed

9th May 2007

15. Total holding following this notification

Michael Sharp - 5,419,549 shares

Baroness Employee Limited Partnership - 0 shares

16. Total percentage holding of issued class following this notification

Michael Sharp 0.63%

Baroness Employee Limited Partnership - 0%

If a PDMR has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be

fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

....

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

9.5.07

END
RDSEAXSNEAXXEFE

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 29/05/2007

RNS Number:3413X
Debenhams plc
29 May 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc

2. Reason for the notification
An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
24/5/07

6. Date on which issuer notified:
25/5/07

7. Threshold(s) that is/are crossed or reached
3%

8. Notified details:
Class/type of shares
ISIN GB00B126KH97

A: Voting rights attached to shares
Resulting situation after the triggering transaction: Number of shares 26,520,178 (direct), number of voting rights 26,520,178 (direct); % of voting rights 3.09% (direct).

B: Financial Instruments
N/A

Total A +B

26,520,178 = 3.09% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:
Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Debenhams plc since the implementation of the Disclosure and Transparency Rules in the UK.

14. Contact Name:
Guy Johnson
Company Secretary

15. Contact telephone number:
020 7408 3529

END
HOLILFILEDIAFID

DEBENHAMS

Overview History Directors News Share price Governance Results and presentations
Calendar Stores Contact

RNS ANNOUNCEMENTS

REG-Debenhams plc Debenhams Store Visits

Released: 30/05/2007

RNS Number:3907X
Debenhams plc
30 May 2007

Debenhams Store Visits

Debenhams plc will be hosting a meeting today for analysts including a visit to a non-modernised store and a refurbished store.

No new material information on current trading will be disclosed during the visit.

Enquiries:

College Hill

Kate Pope 020 7457 2020

Debenhams plc

Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCVKLFLDEBBBBD

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debenhams.com | privacy statement | disclaimer | alert service

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 30/05/2007

RNS Number:4346X
Debenhams plc
30 May 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc

2. Reason for the notification
An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:
AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies.

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
21/05/07

6. Date on which issuer notified:
30/5/07

7. Threshold(s) that is/are crossed or reached
5%

8. Notified details:

A: Voting rights attached to shares
Class or Type of shares: B126KH9
Situation Previous to the Triggering Transaction: Number of Shares 42,715,099, Number of Voting Rights 42,715,099
Resulting situation after the triggering transaction: Number of shares : 6,601,865 (direct), 39,955,099 (indirect). % of voting rights 0.77% (direct), 4.65% (indirect).

B: Financial Instruments
N/A

Total A +B
Number of Voting Rights 46,556,964. % of share capital 5.42%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

AXA Financial, Inc (Indirect), 39,955,099 shares = 4.65149% of issued share

capital

Sun Life Unit Assurance Ltd ABL High Alpha (Direct), 476,700 shares = 0.05550% of issued share capital

Sun Life Unit Assurance Ltd FTSE All Share Tracker (Direct), 116,545 shares = 0.01357% of issued share capital

Sun Life Pensions Management ABL High Alpha (Direct), 2,296,200 shares = 0.26732% of issued share capital

Sun Life Pensions Management FTSE ALL Share Tracker (Direct), 545,299 shares = 0.06348% of issued share capital

AXA Winterthur (Direct), 167,121 shares = 0.01946% of issued share capital

Sun Life With Profit Transition (Direct), 1,250,000 shares = 0.14552% of issued share capital

Axa Sun Life With Profit Transition (Direct), 1,750,000 shares = 0.20373% of issued share capital

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rghts proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional Information:

14. Contact Name:
Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFSFEVIIVID

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5448421

Company Name in full DEBENHAMS PLC

	Day	Month	Year
Date of termination of appointment	17	04	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) GUIDO

Surname PADOVANO

	Day	Month	Year
†Date of Birth	18	01	1956

A serving director, secretary etc must sign the form below.

Signed G. A. Johnson **Date** 20/4/07

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

G. A. JOHNSON, COMPANY SECRETARY,
DEBENHAMS PLC, 1 WELBECK STREET,
LONDON W1G 0AA Tel 020 7408 3529
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

1 Welbeck Street
London W1G 0AA
T: 0207 408 4444
www.debenhams.com

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

24th May 2007

Dear Sirs,

Re: Annual Return

I attach Form 363a in respect of:-

Debenhams plc (includes CD Rom) 5448421

Please also find enclosed a cheque made payable to "Companies House" for £30.00 in respect of the due filing fees.

For our records, will you please stamp and return the extra copy of this letter in the pre-paid reply envelope provided as a means of acknowledging receipt.

Yours faithfully,

Guy Johnson
Company Secretary

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 5448421

Company Name in full Debenhams plc

Date of this return

The information in this return is made up to

Day	Month	Year
1 0	0 5	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

1 Welbeck Street

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: W1G 0AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

If the register of members is not kept at the registered office, state here where it is kept.

THE CAUSEWAY,

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN 9 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Guy Antony

Surname: Johnson

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region: UK Postcode: W1G 0EF

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day Month Year): 20 06 1965

Forename(s): Philippe Marinos

Surname: Costeletos

☐ **Address ††**: 52 Kensington Place

Post town: London

County / Region:

UK Postcode: W8 7PR

Country: England

Nationality: Greek

Business occupation: Private Equity Investment

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day Month Year): 26 01 1964

Forename(s): Adam

Surname: Crozier

☐ **Address ††**: 3 Beechwood Avenue

Post town: Weybridge

County / Region: Surrey

UK Postcode: KT13 9TF

Country: United Kingdom

Nationality: Brazilian

Business occupation: Company Director

BLUEPRINT 2000

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 22 07 1962

Forename(s): Jonathan

Surname: Feuer

[✓] **Address ††**: 111, The Strand

Post town: London

County / Region:

UK Postcode: WC2R 0AG

Country:

Nationality: British

Business occupation: Managing Director CVC Capital

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 21 07 1956

Forename(s): Richard

Surname: Gillingwater

[ ] **Address ††**: 2 Lichfield Road

Post town: Kew

County / Region: Surrey

UK Postcode: TW9 3JR

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 04 06 1952

Forename(s): Peter

Surname: Long

[ ] **Address ††**: 5 Broadwater Down

Post town: Tunbridge Wells

County / Region: Kent

UK Postcode: TN2 5NJ

Country: United Kingdom

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 11 10 1949

Forename(s): John David

Surname: Lovering

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Director

BLUEPRINT 2000

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 2 8 0 2 1 9 4 9

Forename(s): Dennis Henry

Surname: Millard

Address †† Kingscote, Binfield Road

Post town: Wokingham

County / Region: Berkshire

UK Postcode: RG40 5PP

Country: United Kingdom

Nationality American/ British -

Business occupation Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 1 1 0 4 1 9 5 9

Forename(s): Paul

Surname: Pindar

Address †† The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent

UK Postcode: BR3 4TU

Country: United Kingdom

Nationality British

Business occupation Company Director

BLUEPRINT 2000

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	22 03 1957
Forename(s)	Michael John Todkill
Surname	Sharp
Address †† [X]	91 Wimpole Street
Post town	London
County / Region	
UK Postcode	W1G 0EF
Country	
Nationality	British
Business occupation	Trading Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	16 10 1957
Forename(s)	Robert William
Surname	Templeman
Address †† [X]	91 Wimpole Street
Post town	London
County / Region	
UK Postcode	W1G 0EF
Country	
Nationality	British
Business occupation	Director

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	27 06 1961
Forename(s)	Christopher Kevin
Surname	Woodhouse
Address †† [X]	91 Wimpole Street
Post town	London
County / Region	
UK Postcode	W1G 0EF
Country	
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address †† [ ]	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
	Ordinary	858,974,359	£85,897.4359
	Totals	858,974,359	85,897.4359

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		X
A full list of shareholders is enclosed	~~X~~	~~X~~

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed G. A. Johnson **Date** 24/5/07

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

G. A. JOHNSON, DEBENHAMS PLC
1, WELBECK STREET, LONDON W1G 0AA
Tel 020 7408 3529

DX number DX exchange

BLUEPRINT 2000

END